Exhibit 2.2

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is entered into and effective as of April 28, 2023, by and among Skyx Platforms Corp., a Florida corporation (“Buyer”); and Mihran Berejikian, Nancy Berejikian, and Michael Lack (each a “Seller” and collectively the “Sellers”).

RECITALS

A. Buyer and Sellers entered into that certain Stock Purchase Agreement, dated as of February 6, 2023 (as amended, modified, restated and supplemented, the “Purchase Agreement”).

B. Buyer and Sellers now desire to amend the Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

AGREEMENT

1. Retained Earnings. The definition of Retained Earnings is hereby deleted in its entirety and replaced with the following:

““Retained Earnings” shall mean the retained earnings of the Company as of immediately prior to the Closing, calculated in accordance with GAAP, excluding any ERC and excluding any reduction for a $201,150 treasury stock entry related to the Company’s 2010 stock repurchase from a former stockholder.”

2. Cash Distribution.

(a) Section 2.3 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

““2.3 Cash Distribution. Prior to the Closing, the Company has made the Pre-Closing Cash Distribution to the Sellers, $1,000,000 of which was paid in the form of promissory notes in an aggregate principal amount of $1,000,000, with a ninety (90)-day term and an interest rate equal to the short-term Applicable Federal Rate then in effect (the “Short-Term Notes”) and the remainder of which was paid by wire transfer of immediately available funds in the amount of Cash less $1,000,000 and the balance of the Retained Earnings (as set out in the Closing Notice) was paid to the Sellers in the form of promissory notes, in an aggregate principal amount equal to the positive difference, if any, between (i) the Retained Earnings as shown in the Closing Notice and (ii) the Cash shown in the Closing Notice less $1,000,000, with a term of one year and an interest rate equal to the short-term Applicable Federal Rate then in effect (such promissory notes, collectively the “Seller Notes”). The Buyer hereby unconditionally guarantees the payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the Company owing to the Sellers now or hereafter existing under the Seller Notes and the Short-Term Notes, interest, principal or otherwise.”

(b) The definition of “Permitted Indebtedness” in the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Permitted Indebtedness” shall mean the Seller Notes and the Short-Term Notes.

3. Taxes. The second sentence of Section 4.11(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Except as set forth in Schedule 4.11(a) of the Disclosure Schedules, the Company and the Subsidiaries are not currently the beneficiary of any extension of time within which to file any Tax Return.”

4. Option Grants and Restricted Stock Unit Grants.

(a) Section 7.12 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“At such times and in such amounts as are set forth on Schedule 7.12, following confirmation by the Compensation Committee of Buyer that the obligations described in this Section 7.12 comport with applicable fiduciary duties within ten (10) Business Days following the Closing, the Compensation Committee of Buyer shall grant such stock options and such shares of Restricted Stock Units (which, in any event, will convert to unrestricted shares of Buyer Common Stock upon vesting) to certain employees, consultants or directors as set forth on Schedule 7.12, subject to such individuals being employees, consultants or directors of Buyer, the Company or one of the Subsidiaries on such grant date, as set forth on Schedule 7.12. All such grants shall be made only to those persons who provide bona fide services to the Buyer, the Company or one of the Subsidiaries following the Closing, shall be subject to equal three-year vesting terms as set by the Compensation Committee of the Board of Directors of the Buyer, and shall be subject to agreements evidencing such awards on the form as filed with the SEC (except that such forms shall provide for forfeiture only upon a termination for cause or if such individual voluntarily terminates their employment without good reason), as well as the terms of Buyer’s equity plans, including the share limits under such plans and applicable registration statements, and shall further be subject to applicable Legal Requirements. Notwithstanding the foregoing, in the event Buyer reasonably determines that fulfilling its obligations (or those of the Compensation Committee of Buyer) under this Section 7.12 will result in a failure to exercise, discharge, or satisfy any fiduciary duties, Buyer and Sellers shall negotiate in good faith to modify this Section 7.12 to achieve the original intent of the parties as closely as possible.”

(b) Schedule 7.12 of the Purchase Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

5. Additional Compensatory Bonuses and Buyer Common Stock Grants.

(a) The definition of “Closing Equity Consideration” in the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

““Closing Equity Consideration” shall mean a number of validly issued, fully paid and non-assessable shares of Buyer Common Stock determined by dividing (a) $6,173,744 by (b) the Buyer Stock Price.”

(b) The definition of “Deferred Payment” in the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

““Deferred Payment” shall mean $3,157,500 in cash and (ii) the Deferred Equity Consideration, as adjusted pursuant to Section 2.8 and Section 6.2(b).”

(c) The definition of “Deferred Equity Consideration” in the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

““Deferred Equity Consideration” shall mean a number of validly issued, fully paid and non-assessable shares of Buyer Common Stock determined by dividing (a) $5,639,446 by (b) the Buyer Stock Price; provided that (i) if the Buyer Stock Price for purposes of the calculation of the Deferred Equity Consideration is determined to be less than $3.00 per share, then the Buyer Stock Price shall be $3.00 per share, and (ii) if the Buyer Stock Price for purposes of the calculation of the Deferred Equity Consideration is determined to be more than $4.00 per share, then the Buyer Stock Price shall be $4.00.”

(d) Section 7.13 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“At such times and in such amounts as are set forth on Schedule 7.13, following confirmation by the Compensation Committee of Buyer that the obligations described in this Section 7.13 comport with applicable fiduciary duties within ten (10) Business Days following the Closing, Buyer shall pay on behalf of the Company such compensatory bonuses in cash (to the Company’s payroll provider for the benefit of the applicable employees, consultants and directors) or grant such shares of Buyer Common Stock and restricted Buyer Common Stock or equivalent Restricted Stock Units (which, in any event, will convert to unrestricted shares of Buyer Common Stock upon vesting) to certain employees, consultants or directors as set forth on Schedule 7.13, subject to such individuals being employees, consultants or directors of Buyer, the Company or one of the Subsidiaries at the time of payment, issuance and/or grant, as set forth on Schedule 7.13. All such payments, issuances and grants shall be subject to agreements evidencing such awards on the form as filed with the SEC (except that such forms shall provide for forfeiture only upon a termination for cause or if such individual voluntarily terminates their employment without good reason), as well as the terms of Buyer’s equity incentive plans, including the share limits under such plans and applicable registration statements, as may be applicable, and shall further be subject to applicable Legal Requirements. Notwithstanding the foregoing, in the event Buyer reasonably determines that fulfilling its obligations (or those of the Compensation Committee of Buyer) under this Section 7.13 will result in a failure to exercise, discharge, or satisfy any fiduciary duties, Buyer and Sellers shall negotiate in good faith to modify this Section 7.13 to achieve the original intent of the parties as closely as possible. Notwithstanding any provision in this Agreement to the contrary, the parties acknowledge and agree that the employees, consultants and directors set forth on Schedule 7.13 are hereby designated as third party beneficiaries of this Section 7.13, entitled to enforce this Section 7.13 as if they were parties to this Agreement.”

(e) Schedule 7.13 of the Purchase Agreement is hereby deleted in its entirety and replaced with Exhibit B attached hereto.

6. Disclosure Schedules. The following Disclosure Schedules are hereby deleted in their entirety and replaced with Exhibit C attached hereto. The parties hereby agree that the Seller Notes and the Short-Term Notes are hereby deemed disclosed on the Disclosure Schedules where appropriate, including to indicate that the Seller Notes and the Short-Term Notes constitute Indebtedness of the Company and constitute a change that has occurred since November 1, 2022.

7. Ratification. Except for the modifications set forth in this Amendment, the Purchase Agreement shall remain unmodified and in full force and effect in accordance with its terms, unless and until it is further amended in accordance with the Purchase Agreement. In the event of any conflict between the terms of this Amendment and the Purchase Agreement, the provisions of this Amendment shall control. All capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Purchase Agreement.

8. Entire Agreement. This Amendment, together with the Purchase Agreement and the Transaction Documents, constitute the sole and entire agreement of the parties to this Amendment with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

9. Counterparts. This Amendment may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall together constitute but one and the same Amendment. For purposes of the execution of this Amendment, the signature of a party on any counterpart thereof transmitted by facsimile or electronic mail shall be binding with the same force and effect as if it was manually affixed to a hard copy original thereof.

10. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

BUYER:

SKYX PLATFORMS CORP.

By:	/s/ John Campi
Name:	John Campi
Title:	Chief Executive Officer

SELLERS:

/s/ Mihran Berejikian
MIHRAN BEREJIKIAN

/s/ Nancy Berejikian
NANCY BEREJIKIAN

/s/ Michael Lack
MICHAEL LACK